CIBC Mellon Trust Company



RECEIVED
2006 MAR 15 P 12:49
OFFICE OF INTERNATIONAL CORPORATE FINANCE

82-3920

March 10, 2006

REVISED

Securities Exchange Commission
Office of International Finance
450 5th Street N.W.
Judiciary Plaza, Room 3094
Washington, DC 20549
U.S.A.





06011681

SUPPL

Dear Sirs:

RE: FALCONBRIDGE LIMITED

Pursuant to a request from our Principal, we wish to advise you of the following dates in connection with their Annual and Special Meeting of Shareholders:

DATE OF MEETING - April 25, 2006 **CANCELLED**

RECORD DATE FOR NOTICE:	March 13, 2006
RECORD DATE FOR VOTING:	March 13, 2006
BENEFICIAL OWNERSHIP DETERMINATION DATE:	March 13, 2006
SECURITIES ENTITLED TO NOTICE:	Common Junior Preference Series 1 Junior Preference Series 2 Junior Preference Series 3
SECURITIES ENTITLED TO VOTE:	Common Junior Preference Series 1 Junior Preference Series 2 Junior Preference Series 3

Yours very truly,
CIBC MELLON TRUST COMPANY

PROCESSED
MAR 15 2006
THOMSON FINANCIAL

3/15

Jo-Anne Kidd
Senior Administrator, Client Services
Direct Dial: (416) 643-5578

pk\H_Falconbridge (1-2)